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FOR IMMEDIATE RELEASE:

              OLIVETTI AND MANNESMANN ANNOUNCE SUCCESSFUL CLOSE OF
            CELLULAR COMMUNICATIONS INTERNATIONAL, INC. TENDER OFFER

New York, New York, February 2, 1999 - Olivetti S.p.A. and Mannesmann AG jointly announced today that their wholly-owned subsidiary (Kensington Acquisition Sub, Inc.) has closed its cash tender offer for all the outstanding shares of common stock of Cellular Communications International, Inc. (NNM:CCIL) at $80.00 per share, without interest, by accepting the tender of approximately 12,079,305 shares, representing approximately 68.6% of the outstanding shares of CCIL (or 55.4% of the shares on a fully diluted basis). The tender offer expired at 12:00 midnight, New York City time, on Monday, February 1, 1999. Olivetti and Mannesmann will complete their acquisition of CCIL by means of a merger of Kensington with and into CCIL, in which the remaining CCIL shares will be canceled and converted into the right to receive $80.00 per share in cash, without interest.

         Mannesmann operates in Telecommunications, Engineering, Automotive and Tubes & Trading and generated sales of around DM 39 billion in 1997. The Group is one of the leading alternative telecommunication operators in the recently liberalized European market.

         The Olivetti Group is a leading international player operating through subsidiaries and affiliates in the telecommunications and information technology sectors. In telecommunications, Olivetti operates both in the wireless and wireline markets through Omnitel and Infostrada, respectively. In the Information Technology sector, Olivetti wholly owns Olivetti Lexikon, which specializes in I.T. products for the office and the consumer markets. It also has an 18.5% ownership in Wang Global, a United States publicly traded company.

CONTACT:  MacKenzie Partners, Inc.,  Mark H. Harnett,  (212) 929-5877.